Exhibit 1

Confidential
May 12, 2011

James H. Desnick, M.D.

Medical Equity Dynamics, LLC

370 Ravine Drive

Highland Park, IL 60035

Re:	$24.0 million Investment Proposal regarding Conmed Healthcare Management, Inc. (the “Company”).

Dear Jim,

Levine Leichtman Capital Partners, Inc. or an affiliate thereof (“LLCP”) is pleased to indicate its willingness, subject to the terms and conditions set forth herein and the Annexes attached hereto, to partner with James Desnick to acquire 100% of the outstanding common stock of the Company (excluding the shares to be contributed by the Desnick Parties) for a purchase price of $3.85 per share (the “Transaction”). For purposes hereof, (A) James Desnick (“Desnick”) together with Medical Equity Dynamics, LLC (“MED”) and any other affiliated entities, co-investors or newly formed acquisition vehicle created to consummate the transactions contemplated hereby, are referred to herein collectively, as the “Desnick Parties” and (B) Desnick together with MED are referred to herein collectively, as the “Desnick Signatories”.

The following table sets forth the anticipated sources and uses for the Transaction:

Sources		Uses

Senior Note (LLCP)	$18.50 mm	Purchase Equity	$57.02 mm
Subordinated Note and Parent Equity (Desnick Parties)	4.00 mm	Fees and Expenses	4.00 mm
Convertible Note (LLCP)	5.50 mm	Working Capital	2.00 mm

Holdco Equity (Desnick Parties)[1]	23.26 mm
Unrestricted Cash on Hand	11.76 mm

Total Sources	$63.02 mm	Total Uses	$63.02 mm

[1]	Comprised of a $17.75 cash equity investment and a $5.51 million rollover of Company common stock from the Desnick Parties.

Conmed Investment Proposal	Confidential
May 12, 2011

LLCP’s investment is based on the assumption that (i) the Company will have 14,811,224 shares of common stock outstanding immediately prior to the closing of the Transaction (assuming the exercise of all in the money options and warrants), (ii) the Desnick Parties will contribute at least 1,430,778 shares of common stock (assuming the exercise of all in the money options and warrants) of the Company immediately prior to the closing of the Transaction, (iii) the Company will have adequate working capital as of the closing of the Transaction to operate its business in the ordinary course, and (iv) the Company will have unrestricted cash or cash equivalents of at least $11.76 million that may be used to consummate the Transaction.

For purposes of this letter, the Senior Note and the Convertible Note (each as defined in this letter agreement) to be purchased by LLCP are collectively referred to as the “Securities”.

Following are certain key points with respect to this capital structure and the mechanics of the Transaction:

•

The parties will work in good faith to structure the transaction consistent with the Exhibit A attached hereto. The structure of this transaction is subject to confirmatory tax diligence by the parties hereto.

•

The Desnick Parties will be required to contribute not less than $5.51 million of rollover value, comprised of 1,430,778 shares of common stock of the Company (collectively, the “Desnick Rollover Equity”) into a new corporate company holding entity (“Parent”) that will be formed in connection with the Transaction. Parent will be wholly owned by the Desnick Parties. In addition, the Desnick Parties will make a $17.75 million cash investment in the common equity of Parent and certain Desnick Parties will purchase a $4.0 million Subordinated Note issued by Holdco together with 1.3% of the equity of Parent (the “Parent Equity”) in accordance with the terms set forth on Annex E. LLCP will purchase the Convertible Note from Holdco (as defined below).

•

Parent will form a wholly-owned limited liability company subsidiary (“Holdco”) that will form a wholly owned subsidiary (“Acquisition Co.”) which will issue the Senior Note to LLCP. Acquisition Co. will merge into the Company, with the Company as the surviving entity. At closing, Parent will own 100% of Holdco and Holdco will own 100% of the limited liability company interests of the surviving company. If the Convertible Note is converted, the Desnick Parties and LLCP will own 79.8% and 20.2%, respectively, of the fully-diluted limited liability company interests of Holdco.

•

Prior to the execution of a definitive merger agreement with the Company, LLCP will issue a commitment letter to Acquisition Co. in respect of all the capital to be provided by LLCP under this agreement. Additionally, prior to the execution of a definitive merger agreement with the Company the Desnick Parties will provide a

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commitment letter to Acquisition Co. in respect of all the capital to be provided by the Desnick Parties under this agreement (the “Desnick Commitment Letter”). LLCP shall be a third party beneficiary to the commitment letter issued by the Desnick Parties. Each commitment letter will contain customary terms and conditions mutually acceptable to both parties.

The structure and mechanics of the Transaction are subject to LLCP’s confirmatory business and legal due diligence investigation. Other material terms related to the transaction are set forth below:

1. Principal Terms. The principal terms of the Securities are described in Annexes A and B attached hereto. The principal terms and conditions of the Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Securities would be issued and sold are described in Annex D. The principal terms of the Subordinated Note to be purchased by certain Desnick Parties are described in Annex E attached hereto

2. Due Diligence. Immediately following the execution of a confidentiality agreement with the Company, LLCP will commence its business and legal due diligence investigation of the Company and all of its respective subsidiaries and affiliates (collectively, the “Companies”). The due diligence investigation will include, but not be limited to, a review of the Companies’ business operations, prospects and properties (including all of their assets), financial condition and interviews with senior management. The Desnick Parties will share with LLCP any and all information in their possession regarding the Company. Assuming cooperation from the Desnick Parties and the Company, on or prior to 5:00 p.m. Pacific Time on June 20, 2011, LLCP shall deliver a letter to James Desnick indicating (i) that its due diligence investigation has been substantially completed, (ii) the identity of all outstanding diligence items, if any, and (iii) that it is proceeding in good faith toward the consummation of the transactions on the terms and conditions described herein (the “Diligence Completion Letter”).

3. Conditions to Closing; Definitive Agreements. In addition to the closing conditions described in the attached Annexes, the consummation of the transactions contemplated by this letter agreement, including the purchase and sale of the Securities, is subject to (i) the negotiation and execution of definitive documentation, including (x) a definitive merger agreement with the Company, Holdco and Acquisition Co., and (y) the Securities Purchase Agreement, the Senior Note and other definitive documentation containing terms and conditions mutually acceptable to the Desnick Parties and LLCP, (ii) the completion of LLCP’s business and legal due diligence investigation of the Companies to the sole satisfaction of LLCP and its legal counsel, and (iii) the absence of any material adverse change in the condition (financial or otherwise), business, operations, properties or prospects of the Company since December 31, 2010.

4. No Third Party Beneficiaries; Indemnification. This letter agreement and the Annexes attached hereto are solely for the benefit of the Desnick Signatories and LLCP and no third parties (including, but not limited to, any of the shareholders, equityholders, investors and creditors of the Companies) shall be entitled to rely upon anything contained herein as a third party beneficiary or otherwise. LLCP shall not be responsible or liable to any person for any special, indirect, consequential or punitive damages which may be alleged as a result of this letter agreement or the

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transactions contemplated hereby or for any damages which may be alleged as a result of LLCP’s failure or refusal, in accordance with the terms of this letter agreement, to purchase the Securities. In addition the Desnick Signatories hereby agree, jointly and severally, to indemnify, defend and hold harmless LLCP and each of its partners (general or limited), officers, directors, members, managers, employees, agents, attorneys, representatives and affiliates from and against any claims, suits, actions, losses, judgments, fees, costs and expenses (including, but not limited to, out-of pocket attorneys’ fees and expenses) arising out of or related to any third party claims, suits, actions, investigations or proceedings related to this letter agreement or transactions contemplated by this letter agreement (collectively, the “LLCP Damages”), and to reimburse each such indemnified person from time to time upon demand for any of the same incurred in connection therewith, whether or not the transactions contemplated herein shall have been consummated, except to the extent there has been a final non-appealable determination by a court of competent jurisdiction that such LLCP Damages were caused by LLCP’s gross negligence, willful misconduct or bad faith. The provisions of this section will not limit any party’s right to enforce against another party, or seek damages from another party, with respect to any breach by another party, of the terms of this letter agreement or any other agreement between the parties to this letter agreement.

5. Exclusivity. (a) In consideration of the capital and other resources committed and to be committed to our due diligence investigation of the Companies and the consummation of the transactions contemplated by this letter, during the Effective Period (as defined in Section 11), each of the Desnick Parties will not, nor will any of them permit their respective affiliates, subsidiaries, shareholders, members, partners, managers, directors, officers, employees, attorneys, accountants, advisors, investment bankers, representatives or agents (collectively, “Desnick Agents”) to, directly or indirectly, initiate contact with, make, solicit or encourage any inquiries or proposals from, or engage or participate in any discussions or negotiations with, any person, entity or “group” (as such term is defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to any proposal, agreement or arrangement (x) relating to an Acquisition Proposal, (y) related to any financing with respect to an Acquisition Proposal other than a financing by LLCP, or (z) pursuant to which the Desnick Parties would sell or otherwise transfer any securities of the Company (or any interest therein), by way of sale, repurchase, hypothecation, cancellation or otherwise, or enter into any transaction or arrangement, or otherwise approve any transaction, pursuant to which any third party would acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of any outstanding capital stock or other equity interests of the Company. For the purposes of this letter agreement, an “Acquisition Proposal” means (other than the transactions contemplated by this letter agreement) any inquiry, proposal or offer from any person relating to (i) any direct or indirect acquisition or purchase of assets of the Company, (ii) any issuance, sale or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture or any other similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing voting power of the Company, (iii) any tender offer, exchange offer or other transaction in which, if consummated, any person shall acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, or any “group” (as defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of outstanding voting capital stock of the Company, or (iv) any merger, consolidation, share exchange, business combination, recapitalization, liquidation or dissolution involving the Company.

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Concurrent with the execution of this letter agreement, the Desnick Parties and their advisors shall terminate any and all discussions with all other parties concerning any Acquisition Proposal or any matter described in clause (x), (y) or (z) above. The Desnick Parties will promptly communicate to LLCP in writing the fact that any Desnick Party has received, directly or indirectly, any proposal or inquiry regarding any Acquisition Proposal or any matter described in clause (x), (y) or (z) above. During the Effective Period, none of the Desnick Parties will sell, transfer, pledge, hypothecate or dispose of any shares of common stock of the Company, or any interest therein or beneficial ownership thereof (as defined in Rule 13d-3 under the Exchange Act) or enter into any agreement, understanding or arrangement, or derivative contract or arrangement, with respect to common stock of the Company, except as contemplated by this letter agreement or if consented to in writing by LLCP.

(b) If prior to the termination of the Effective Period, any of the Desnick Parties or any of the Desnick Agents breaches, Section 5(a) above or Section 6 below, then the Desnick Signatories shall, jointly and severally, be obligated to pay to LLCP, as liquidated damages and not as a penalty, the amount of $750,000 (the “Alternative Transaction Fee”) plus the LLCP Expenses (as defined below but without regard to any cap), which Alternative Transaction Fee and LLCP Expenses shall be due and payable to LLCP immediately upon the entering into of any such discussion, understanding or agreement or any such breach, as the case may be; provided, however, that the Desnick Signatories will not be obligated to pay LLCP the Alternative Transaction Fee if LLCP (x) terminates this letter agreement as a result of its decision not to proceed with this investment based solely as a result of one or more of the reasons set forth in subsections (i) - (iii) of the second paragraph of Section 11 below, (y) fails to deliver to Desnick a commitment letter for the financing of the Transaction prior to the execution of a merger agreement with the Company (provided that the Desnick Parties are cooperating with LLCP, have provided to LLCP an executed copy of the Desnick Commitment Letter and are working in good faith toward the consummation of the Transactions described hereon on terms consistent with this letter agreement), or (z) fails to pursue the Transaction on terms consistent with the terms of this letter agreement (provided that the Desnick Parties are cooperating with LLCP, have provided to LLCP an executed copy of the Desnick Commitment Letter and are working in good faith toward the consummation of the Transactions described hereon on terms consistent with this letter agreement). The Alternative Transaction Fee and the LLCP Expenses shall be LLCP’s sole and exclusive remedy under this letter agreement. For the avoidance of doubt, Section 5(a) shall not be breached because any Desnick Party or any Desnick Agent receives an unsolicited inquiry, communication or proposal (each an “Unsolicited Inquiry”) in the ordinary course of business regarding an Acquisition Proposal (or a financing related thereto), provided that the Desnick Parties do not engage in substantive discussions with respect to such Unsolicited Inquiry and promptly inform LLCP in writing the fact that it has received an Unsolicited Inquiry and provided a copy of such Unsolicited Inquiry and the material terms thereof.

6. Agreement Regarding Voting. Each of the Desnick Signatories hereby agrees that, during the Effective Period, at any meeting of the stockholders of the Company, however called, or any adjournment or postponement thereof, or pursuant to any written consent of the stockholders of the Company, all shares of common stock of the Company owned, directly or indirectly, beneficially or of record, by any Desnick Party (or any affiliate thereof) or Holdco shall be voted (a) in favor of (i) adoption of the definitive merger agreement or other definitive agreement governing the transactions contemplated by this letter agreement, (ii) approval of the transactions contemplated thereby, and (iii)

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approval of any other matter that is required by applicable law or a governmental authority to be approved by the stockholders of the Company to facilitate the transactions contemplated by such definitive agreement or this letter agreement; and (b) against (i) any Acquisition Proposal other than the one contemplated by this letter agreement, (ii) any liquidation or winding up of the Company, (iii) any extraordinary dividend by the Company, (iv) any material change in the capital structure of the Company (other than any change in capital structure resulting from the transactions contemplated by this letter agreement) and (v) any other action that could reasonably be expected to (x) impede, interfere with, delay, postpone or attempt to discourage or have the effect of discouraging the consummation of the transactions contemplated by this letter agreement or (y) impair or adversely affect the respective ability of the Company, Holdco or Acquisition Co. to consummate the transactions contemplated by this letter agreement. Additionally, each of the Desnick Parties hereby agrees that, during the Effective Period, none of the Desnick Parties shall tender any of their shares of Common Stock of the Company in connection with any Acquisition Proposal other than the one contemplated by this letter agreement. Without limiting the foregoing, during the Effective Period the Desnick Parties will not solicit proxies from, or otherwise seek to influence the vote of, any other stockholder of the Company, other than for the approval of the transactions contemplated by this letter agreement, or otherwise attempt to cause any such stockholder to approve an Acquisition Proposal or any matter described in clause (x), (y) or (z) of Section 5(a).

7. [Reserved].

8. Confidentiality. Following the execution of this letter agreement, the parties hereto shall not, and the Desnick Parties shall use reasonable efforts to cause the Desnick Agents not to, disclose to any person, except as required by applicable law (including any required filings with the Securities Exchange Commission) or to effectuate the transaction contemplated herein (i) the fact that discussions or negotiations are taking place concerning a possible transaction, or (ii) any of the terms or conditions contained in this letter agreement (including the Annexes attached hereto).

9. Costs and Expenses. Whether or not the transactions contemplated herein are completed, the Desnick Signatories, jointly and severally, shall be obligated to reimburse LLCP promptly, for all out of pocket fees, costs and expenses incurred by LLCP relating to the transactions described herein, including, without limitation, all fees, costs and expenses relating to lien searches, filing fees, due diligence, accounting services, legal services, and the negotiation, preparation, execution and delivery of definitive documentation (collectively, the “LLCP Expenses”), provided, however, (A) prior to the entry into a merger agreement (or other acquisition document) with the Company, in no event shall the Desnick Signatories be obligated to reimburse LLCP for any LLCP Expenses in excess of $300,000 in the aggregate and (B) following the entry into a merger agreement (or other acquisition document) with the Company, in no event shall the Desnick Signatories be obligated to reimburse LLCP for any LLCP Expenses in excess of $500,000 in the aggregate (inclusive of any LLCP Expenses paid by the Desnick Signatories pursuant to subsection 9(A) above. If the transactions contemplated hereby close, all LLCP Expenses, without regard to any cap, will be reimbursed by the Company (or its successor) upon the closing of the transaction. The Desnick Signatories agree to pay to LLCP the LLCP Expenses within two business days of receipt of a written demand therefore. If, following the execution of a definitive merger agreement (or other acquisition document) with the Company, the transactions contemplated therein do not close due to a failure of the Desnick Parties to satisfy one or more closing conditions under the merger agreement (or other acquisition document) entered into with the Company (and LLCP

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has not breached its obligations hereunder or otherwise directly caused the failure of such closing condition under the merger agreement (or other acquisition document)), the Desnick Signatories, jointly and severally, shall be obligated to reimburse LLCP promptly for all LLCP Expenses without regard to any cap.

10. Binding Effect; Entire Agreement. It is understood that this letter agreement constitutes a non-binding statement of our good faith mutual intentions with respect to the transactions described herein, except that, upon the execution of this letter agreement by the parties hereto, the provisions of Sections 3 through 14 shall constitute legally valid and binding agreements of the parties hereto. This letter agreement, together with that certain Confidentiality Agreement dated January 28, 2011 contains the entire understanding and agreement of the parties hereto with respect to the transactions described herein and supersedes all prior oral or written, and any contemporaneous or future oral, understandings, undertakings, commitments or agreements with respect to the transactions described herein.

11. Term and Termination. This letter agreement shall become effective on the date of the execution of this letter agreement by each of the parties hereto and shall terminate on the earliest to occur of (i) the closing date of the Transaction as contemplated hereby, (ii) the date that this letter agreement is terminated pursuant to this Section 11, and (iii) the date the Company enters into a definitive acquisition agreement with a party that is not affiliated with any Desnick Party, so long as either LLCP or Desnick has provided written notice to the other party confirming that it does not intend to proceed with a transaction pursuant to this letter agreement (the “Effective Period”). James Desnick, on behalf of the Desnick Parties, may terminate this letter agreement (but, with respect to the Desnick Parties, not their obligations under Sections 4, 5(b) and 8 through 14, each of which shall survive any termination of this letter agreement) by giving written notice of termination (which termination shall be effective as of the date of receipt of such written notice) to LLCP at any time after 5:00 p.m. Pacific June 20, 2011 (the “Initial Termination Date”), provided, however, if LLCP delivers the Diligence Completion Letter prior to the Initial Termination Date then Desnick may not terminate this letter agreement until 5:00 p.m. Pacific Time on the date that is sixty (60) days following the date of the delivery of the Diligence Completion Letter (the “Subsequent Termination Date”), provided, further, if a merger agreement (or other acquisition document) is entered into with the Company by a Desnick Party or its affiliates with respect to the transactions contemplated by this letter agreement, the Subsequent Termination Date shall mean the earlier of the date that such merger is consummated or the date on which such merger agreement is terminated in accordance with the terms of the merger agreement. Any notice provided by LLCP hereunder shall be deemed to be delivered to all Desnick Parties if LLCP delivers such notice to Desnick. The parties agree that LLCP may deliver the Diligence Completion Letter and other notices by email to Desnick at jimd@mma40.com with a copy to Robert Wall at rwall@winston.com.

In addition, LLCP shall have the right, exercisable in its sole discretion, to terminate this letter agreement, at any time, upon written notice to Desnick, on behalf of the Desnick Parties, in the event (i) LLCP decides, in its sole discretion, not to proceed with the transaction contemplated herein based upon its business and legal due diligence investigation, (ii) of any outbreak or escalation of hostilities in which the United States is involved, any declaration of war by Congress, or any other substantial domestic or international event, calamity or terrorist attack which, in the reasonable and good faith judgment of LLCP, is material and adverse to LLCP or the Company and makes it impractical or inadvisable, in LLCP’s sole discretion, to proceed with the transaction contemplated herein, or (iii) of the existence or occurrence of any material adverse change in the condition (financial or otherwise), business, operations, properties or prospects of the Company since December 31, 2010.

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12. Governing Law; Counterparts. This letter agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York, without regard to its conflicts of law or choice of law principles. This letter agreement may be executed in any number of counterparts and by facsimile transmission, all of which when taken together shall be one and the same instrument.

13. Representations, Warranties and Covenants. The Desnick Parties jointly and severally represent, warrant and covenant that:

(a) this agreement has been duly authorized, executed and delivered by each of them and no consent or approval of any third party is required for any of them to execute or deliver this letter agreement or perform their obligations hereunder; and

(b) the Schedule 13D dated June 4, 2009, accurately sets forth the holdings of common stock of the Company of Desnick.

14. WAIVER OF JURY TRIAL. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT, THE PREPARATION, NEGOTIATION OR PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, REGARDLESS OF WHICH PARTY INITIATES THE ACTION, SUIT, PROCEEDING OR COUNTERCLAIM.

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If the terms set forth in this letter accurately reflect our mutual understanding of the transactions contemplated herein, please acknowledge your agreement and acceptance of such terms by countersigning this letter in the space indicated below and returning to us an executed copy of this letter no later than 12:00 p.m. (Pacific Daylight Time) on May 12, 2011. If we do not receive an executed copy of this letter by such time on such date, the offer contained herein will automatically terminate and will be of no further force and effect.

Sincerely,

Levine Leichtman Capital Partners, Inc.

By:	/s/ Lauren B. Leichtman
Lauren B. Leichtman, Chief Executive Officer

Agreed and accepted as of May 12 2011:

James Desnick

/s/ James Desnick, M.D.

Medical Equity Dynamics, LLC

By:	/s/ James H. Desnick, M.D.
Name: James H. Desnick, M.D.
Title: Manager Member

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May 12, 2011

ANNEX A

Senior Note

Issuer:	Acquisition Co. immediately prior to the merger and the Company immediately after the merger.

Anticipated Closing Date:	As soon as possible following execution of an acquisition agreement with the Company.

Face Amount:	$20.0 million

Cash Purchase Price:	$18.5 million

Maturity Date:	6 years from date of issuance (the “Maturity Date”)

Cash Interest Rate:	The Senior Note shall bear interest at a rate equal to 12.5% per annum, except upon the occurrence and during the continuance of an Event of Default.

Interest shall be payable in cash monthly beginning the last day of the month following the closing date.

Redemption:	Mandatory: At the Maturity Date. Except as set forth below, there will be no scheduled amortization payments.

Mandatory Principal Payment: $10.0 million on the date that is 5 years from the date of issuance of the Senior Note.

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May 12, 2011

Optional: Except as provided above, the Senior Note is non-redeemable prior to the month ending two years following the closing date. Thereafter, the Senior Note is redeemable, in full or in part, upon 30 days prior written notice by the Company at the following percentages of par, plus accrued interest through the date of redemption:

Redemption Redemption on or before	Percentage Premium

Third anniversary	104.0%
Fourth anniversary	102.0%
Fifth anniversary	100.0%

Excess Cash Flow Sweep: The Company shall pay to LLCP, with respect to each fiscal year after the closing, 25% of Excess Cash Flow (to be defined in the definitive documentation) for such fiscal year which shall be paid to LLCP, without premium or penalty, no later than three months after the end of such fiscal year. Any Excess Cash Flow payment shall be applied to reduce the outstanding principal on the Senior Note.

Guaranties:	All of the Company’s obligations to LLCP shall be guarantied by all of the Company’s subsidiaries and the Company’s direct holding company (collectively, the “Guarantors”).

Security:	To secure (i) the Company’s obligations to LLCP (including without limitation its obligations under or relating to the Senior Note, the Purchase Agreement and the other investment documents and under or relating to its guaranty to LLCP), and (ii) the obligations of the Guarantors under or relating to their respective guaranties, the Company and the Guarantors shall grant to LLCP a perfected first priority security interest and lien upon, and security interest in, all of their respective assets, including all subsidiary stock.

Ranking:	The indebtedness represented by the Senior Note shall rank senior to all existing and future indebtedness of the Company (including without limitation the Subordinated Note) and no other indebtedness shall rank pari passu with the Senior Note (other than the indebtedness represented by the Convertible Note which will rank pari passu with the Senior Note).

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Remedies Upon Event of Default:	A. Default rate of interest as follows:

(i) an additional 2.0% cash interest during the first 90 days following an Event of Default (the “Initial Default Period”);

(ii) an additional 1.0% cash interest (total 3.0%) during the 30 days immediately following the Initial Default Period (the “Second Default Period”); and

(iii) following the Second Default Period, an additional 1.0% cash interest (total 4.0%) until such Event of Default is waived by LLCP or cured to the extent it is curable.

Default interest shall in no event exceed 4.0%.

B. Immediate repayment of all outstanding principal and interest due and owing on the Senior Note upon acceleration of the Senior Note.

Change in Control:	In the event of a change of control (to be defined in definitive documentation), the Senior Note or any portion thereof may be put to the Company at the greater of (i) the then-applicable Redemption Percentage Premium referred to above, and (ii) 102% of par, plus accrued interest through the date of repurchase.

Closing Fee:	$500,000, payable concurrently with the closing of the transactions.

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May 12, 2011

ANNEX B

Convertible Note

Issuer:	Holdco

Anticipated Closing Date:	As soon as possible following execution of an acquisition agreement with the Company.

Principal Amount:	$5.5 million

Maturity Date:	5 years from date of issuance (the “Maturity Date”)

Interest:	The Convertible Note shall bear interest at a rate equal to 10.0% per annum, except upon the occurrence and during the continuance of an Event of Default.

Interest shall be payable monthly at the option of the Company in-kind or in cash, provided, however, to the extent the Company proposes to make any cash distribution on account of its equity (each a “Equity Distribution”)

(i)     all accrued and unpaid interest on the Convertible Note, if any, up to and including the date of the proposed Equity Distribution, shall be paid in full to the holder of the Convertible Note before any Equity Distribution shall be permitted to be made; and

(ii)    after all accrued and unpaid interest on the Convertible Note has been paid to the holder in cash, current monthly interest on the Convertible Note shall be payable in cash until the holder of the Convertible Note has received the equivalent of 20% of all Equity Distributions (including any cash interest payments received pursuant to (i) above), as adjusted to give effect to new issuance of LLC Interests after closing (subject to customary anti-dilution protections).

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Interest shall begin to accrue on the last day of the month following the closing date.

Conversion:	The face amount of the Convertible Note shall be convertible, at the option of LLCP, at any time following 30 days notice of any Triggering Event (as defined below) into 20.2 % of the fully diluted limited liability company interests of Holdco (the “LLC Interests”), as adjusted to give effect to new issuances of LLC Interests after closing (subject to customary anti-dilution protections). Upon conversion of the Convertible Note all accrued and unpaid interest shall be payable in cash.

“Triggering Event” shall mean: (i) the maturity date of the Senior Note or the Convertible Note (by acceleration or otherwise), (ii) the repayment in full of the Senior Note, (iii) a Change of Control (to be defined in the definitive documentation), (iv) a sale or conveyance of substantially all the assets of the Company, (v) any liquidation, dissolution or winding up of the Company, or (vi) the consummation of an initial public offering. Failure to convert the Convertible Note upon the occurrence of a Triggering Event shall not preclude LLCP from converting the Convertible Note upon the occurrence of any future Triggering Event.

The Company shall be restricted from entering into any transaction (or series of transactions) that would result in a Triggering Event prior to the three year anniversary of the closing (the “Restricted Period”). Following a Triggering Event after the Restricted Period the Convertible Note may be repaid by the Company in connection with such Triggering Event at 100% plus accrued and unpaid interest through the date of redemption.

Redemption:	Mandatory: At the Maturity Date. There will be no scheduled amortization payments.

Optional: Other than in connection with a Triggering Event following the Restricted Period the Convertible Note is non redeemable without the consent of LLCP.

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May 12, 2011

Guaranties:	All of Holdco’s obligations to LLCP shall be guarantied by the Company and all of the Company’s subsidiaries (collectively, the “Holdco Guarantors”).

Security:	To secure (i) Holdco’s obligations to LLCP (including without limitation its obligations under or relating to the Convertible Note, the Purchase Agreement and the other investment documents and under or relating to its guaranty to LLCP), and (ii) the obligations of the Holdco Guarantors under or relating to their respective guaranties, Holdco and the Holdco Guarantors shall grant to LLCP a perfected first priority security interest and lien upon, and security interest in, substantially all of their respective assets, including all subsidiary stock.

Ranking:	Same as the Senior Note.

Remedies Upon Event of Default:	A. 2% additional Default Interest.

B. Immediate repayment of all outstanding principal and interest due and owing on the Convertible Note upon acceleration of the Convertible Note.

Closing Fee:	$100,000, payable concurrently with the closing of the transactions.

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May 12, 2011

ANNEX C

LLC Interests

Issuer:	Holdco (if LLCP has converted the Convertible Note)

Distributions:	Excess Cash Flow Distributions: Subject to the conditions set forth below, the approval of the Board of Directors of Holdco and applicable law, the holders of LLC Interests shall receive pro rata dividends of 50% of Excess Cash Flow for each full fiscal year completed following the closing date (the “ECF Distributions”). Holdco shall pay the ECF Dividends no later than three months after the end of such fiscal year. The ECF Distributions shall be paid so long as (i) no default or event of default is ongoing or would occur under the Senior Notes or the Convertible Note, and (ii) the Company has a to be agreed upon minimum amount of liquidity after giving effect to the proposed ECF Distributions. The ECF Distributions shall be calculated following receipt of the Company’s annual compliance certificate at the end of each fiscal year.

Tax Distributions: Pro-rata distributions (based on equity ownership) paid quarterly, to all members for the payment of taxes. These distributions will be calculated based on the members’ highest marginal tax rate.

Tag Along Rights:	LLCP shall have the right to sell LLC Interests on a pro rata basis in connection with any sale of LLC Interests of Holdco by Holdco or any sale of LLC Interests by any other owner of Holdco.

Put Option:	Upon the occurrence of a Triggering Event, LLCP shall have the right to put the LLC Interests (or the Convertible Note to the extent it has not been converted into LLCP Interests) to Holdco for fair market value cash consideration determined by a valuation obtained from a mutually agreed upon investment banking firm of national reputation. The costs of such valuation shall be borne by Holdco and the Company.

Registration Rights:	Following the initial public offering of Holdco or the Company, LLCP shall have two demand registration rights with respect to public offerings, on customary terms, covering shares of LLC Interests (or similar common equity) or LLC Interests underlying the Convertible Note. LLCP may choose to participate, on a pro rata basis and on customary terms, in any and all public offerings

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of LLC Interests (or similar common equity) of Holdco, subject to customary exceptions. In addition, if Holdco is eligible to use form S-3 or a similar form, at LLCP’s request, Holdco shall register LLCP’s LLC Interests (or similar common equity) or the LLC Interests underlying the Convertible Note of Holdco pursuant to a “Shelf” registration on form S-3 or such similar form. All expenses and fees relating to the registered sale of LLCP’s LLC Interests (or similar common equity) or LLC Interests underlying the LLC Interests, including the fees and expenses of LLCP’s counsel in all registrations), shall be paid by Holdco, except for LLCP’s pro-rata share of underwriting, selling discounts and commissions.

Preemptive Rights:	Whether or not LLCP has converted the Convertible Note, LLCP shall have the right to purchase, on the same basis as all other purchasers, its pro rata share (determined as if the Convertible Note had been converted into LLC Interests in the event the Convertible Note has not been converted at such time) of any and all issuances of LLC Interests (or similar equity securities) or options, warrants, other rights or securities exercisable, convertible or exchangeable for LLC Interests (or similar equity securities), other than common stock issued in connection with any public offering. The foregoing, Preemptive Right shall not be applicable with respect to any options or equity interests issued under any performance option plan approved by LLCP and such other transactions as the parties shall otherwise agree.

Drag Along Rights:	After the Restricted Period, Parent shall have customary drag along rights to require LLCP to sell all (but not less than all) of its LLC Interests to the extent that the Convertible Note has been converted at the same price per share as the other members in connection with a sale of Holdco pursuant to a bona fide arm-length transaction to an independent third party not affiliated with Desnick, Parent or Holdco.

Transfer Restrictions:	Other than in connection with a sale of the Company, estate planning purposes and transfers to controlled affiliates, the holders of LLC Interests (other than LLCP) and the holders of common stock of Parent will be restricted from selling or transferring their equity interests in Holdco and Parent, as applicable.

Right of First Refusal:	Parent shall have a right of first refusal on any transfer resulting in a transfer of more than 50% of LLCP’s LLC Interests or interest in the Convertible Note (other than transfers to LLCP affiliates, co-investors and limited partners), in each case determined as of the date hereof. Parent must exercise the Right of First Refusal within 30 days of notice from LLCP. If Parent does not exercise the right of first refusal LLCP shall be free to transfer its LLC Interests to

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any third party so long as the purchase price to be paid by such third party is not less than 15% of the purchase price offered to Parent.

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May 12, 2011

ANNEX D

Securities Purchase Agreement (the “Purchase Agreement”)

The parties shall enter into a Purchase Agreement with respect to the purchase of the Securities containing customary terms and conditions, including, among others, the following:

Representations and Warranties of Holdco and the Companies:	Customary representations and warranties, including, without limitation, evidence of corporate existence, authority and good standing, validity, enforceability and binding nature of all agreements, no conflict with other agreements, ownership of collateral, solvency, compliance with laws, regulations and environmental matters, government regulatory, marketable title to property and assets, full disclosure, no encumbrances on assets, patents, trademarks, intellectual property, licenses, ERISA, financial condition and performance and accuracy of data, absence of labor disputes and litigation and other proceedings, which shall survive the Closing Date, and shall be true upon execution of the Purchase Agreement and at the Closing Date.

Holdco and Companies Covenants:	As long as the Senior Note or the Convertible Note is outstanding or LLCP holds 10% of the LLC Interests of Holdco, Holdco and the Company shall be subject to customary covenants with certain of these covenants based upon financial projections provided to LLCP by the Desnick Parties. Such covenants shall include, without limitation:

A. Financial Covenants (only applicable to the Senior Note and Convertible Note):

B. Limitations on Capital Expenditures (only applicable to the Senior Note and Convertible Note)

C. Restrictions on Dividends and Redemption of Capital Stock

D. Limitations on Asset Sales

E. Limitations on Incurrence of Indebtedness and Liens

F. Restrictions on Fundamental Changes

G. Restrictions on Transactions with Affiliates and Related Parties

H. Informational Reporting

Board of Directors:	Customary visitation rights and proportional board representation.

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Closing Conditions of LLCP:	Customary, including, without limitation:

A. LLCP shall have completed its business and legal due diligence investigation of the Companies to its and its counsel’s sole satisfaction.

B. LLCP shall have received all reasonable and customary certificates, evidences of authority and opinions and such other items as it shall request.

C. LLCP shall have approved the sources and uses of funds in connection with the transactions contemplated hereunder.

D.     Concurrent with the closing, the Companies shall have a legal, tax and capital structure, in form, substance and scope satisfactory to LLCP. Acquisition Co. shall have entered into a merger agreement (or other acquisition document) with the Company on terms and conditions acceptable to LLCP.

E. Concurrent with the closing, LLCP shall have received, by wire transfer in immediately available funds, an aggregate non-refundable closing fee of $600,000 and reimbursement of all LLCP Expenses.

F. There shall have been no material adverse change in or to the condition (financial or otherwise), business, operations, properties, affairs or prospects of the Companies since December 31, 2010.

G. The transactions contemplated in this letter agreement have been consummated on terms and conditions acceptable to LLCP

H. The Company shall have a minimum of $11.76 million of unrestricted cash or cash equivalents that may be used to consummate the Transaction.

I. Concurrent with the closing, the Companies shall have, insurance coverage for property damage and general

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liability acceptable to LLCP and shall obtain key man life and disability insurance on the key management (to be determined in due diligence, in an amount not less than $10.0 million in the aggregate which insurance policy and proceeds thereof shall be assigned as collateral to LLCP.

J.      Certain members of key management shall have entered into customary agreements containing terms and conditions acceptable to LLCP including among other things, non-competition, compensation, non-solicitation and confidentiality provisions. In addition, Holdco, the Desnick Parties and LLCP shall have entered into a mutually acceptable limited liability company agreement.

K. LLCP and holders of the Subordinated Note shall have entered into a mutually acceptable Intercreditor and Subordination Agreement with respect to the Subordinated Note.

L.     The Companies shall have received all necessary and appropriate consents (including but not limited to any regulatory, governmental, customers, board of directors, shareholders, and other third party consents) with respect to the transactions contemplated herein. Without limiting the generality of the foregoing, if applicable, the waiting period under the HSR Act shall have expired or been terminated.

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May 12, 2011

ANNEX E

Unsecured Subordinated Note

Issuer:	Holdco

Anticipated Closing Date:	As soon as possible following execution of an acquisition agreement with the Company.

Principal Amount:	$4.0 million

Maturity Date:	One year and a day following the maturity date of the Senior Note (the “Sub Note Maturity Date”)

Cash Interest Rate:	The Subordinated Note shall bear interest at a rate equal to 12.5% per annum, except upon the occurrence and during the continuance of an Event of Default.

Interest shall be payable in cash monthly beginning the last day of the month following the closing date.

Redemption:	Mandatory: At the Sub Note Maturity Date. There will be no scheduled amortization payments.

Optional: The Subordinated Note shall redeemable by the Company without premium or penalty, provided, that the Subordinated Note shall not be redeemable if the Senior Note or Convertible Note is outstanding without the prior consent of LLCP.

Guaranties:	All of the Company’s obligations under the Subordinated Note shall be guarantied by all of the Company’s subsidiaries and the Company’s direct holding company.

Ranking:	The indebtedness represented by the Subordinated Note shall rank junior in terms of payment to the indebtedness represented by the Senior Note and the Convertible Note. The Subordinated Note shall be unsecured.

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Intercreditor and Subordination Agreement:	The Subordinated Note shall be subject to an intercreditor agreement providing payment subordination to the Senior Note and Convertible Note. The Intercreditor Agreement will contain customary blockage and standstill provisions.

Remedies Upon Event of Default:	A. 2.0% additional default rate of interest.

B. Immediate repayment of all outstanding principal and interest due and owing on the Subordinated Note upon acceleration of the Subordinated Note.

Equity Purchase by Subordinated Noteholders:	In connection with the purchase of the Subordinated Note, the purchasers will purchase common stock of Parent representing 1.3% of the fully diluted common stock of Parent at closing. The total purchase price for the Subordinated Note and related equity of Parent will be $4.0 million.

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